NEWS RELEASE

Canarc Shareholders Approve All Resolutions at AGM

Vancouver, Canada – June 6, 2012 - Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announced today that shareholders approved all resolutions put forth at the Annual General Meeting held on June 5, 2012.

Shareholders received the 2011 audited financial statements and approved resolutions in favour of the re-election of four directors, the appointment and compensation of Smythe Ratcliffe LLP as auditor, and the approval of the amended stock option plan.

The Board of Directors re-appointed Bradford Cooke as CEO and Chairman, Garry Biles as COO and President, Philip Yee as CFO and Vice President Finance and James Moors as Vice President Exploration.  Bruce Bried was appointed as Chair of the Audit Committee, Leonard Harris as Chair of the Compensation Committee and William Price as Chair of the Nominating Committee.

Bradford Cooke, CEO and Chairman, stated, “I would like to thank Derek Bullock for his 16 years of dedicated service to the Board.  Derek generously lent his considerable knowledge of and experience in the mining industry in support of the Company since 1996.  He was always such a positive and steady presence in the Board-room, we shall miss him and we wish Derek all the best in his retirement.”

Canarc Resource Corp.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President, or Erika Fula, Investor Relations Assistant

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.